      AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON NOVEMBER 17, 2000

REGISTRATION NO. 333-___

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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

GUILFORD PHARMACEUTICALS INC.
(Exact name of registrant as specified in its charter)

DELAWARE (State or other jurisdiction of incorporation or organization)	52-1841960 (I.R.S. Employer Identification No.)

6611 TRIBUTARY STREET
BALTIMORE, MARYLAND 21224
(410) 631-6300
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

CRAIG R. SMITH, M.D.
CHIEF EXECUTIVE OFFICER
6611 TRIBUTARY STREET
BALTIMORE, MARYLAND 21224
(410) 631-6300
(name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
MICHAEL J. SILVER
AMY BOWERMAN FREED
HOGAN & HARTSON L.L.P.
111 S. CALVERT STREET, SUITE 1600
BALTIMORE, MARYLAND 21202
(410) 659-2700

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective.

      If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box: [ ]

      If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than the securities offered only in connection with dividend or interest reinvestment plans, check the following box: [X]

      If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______

      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] ______

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [X]

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be registered	Proposed maximum offering price per share (1)	Proposed maximum aggregate offering price(1)	Amount of registration fee

Common Stock $0.01 par value (2)	3,500,000 shares	$23.07	$80,745,000	$21,317

(1) We estimated this amount only to calculate the registration fee. We based this amount on the average of the high and low sales prices of our common stock on November 14, 2000 as reported on the Nasdaq Stock Market of $23.07 per share.

(2) Includes Series A Junior Participating Preferred Share Purchase Rights attached thereto, for which no separate fee is payable pursuant to Rule 457(i).

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON THE DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS	SUBJECT TO COMPLETION

NOVEMBER 17, 2000

GUILFORD PHARMACEUTICALS INC.

3,500,000 SHARES OF COMMON STOCK

      This prospectus will allow us to issue common stock over time. This means:

•	we may issue shares offered in this prospectus from time to time;

•	we will provide a prospectus supplement each time we issue shares;

•	the prospectus supplement will inform you about the specific terms of that offering and also may add, update or change the information contained in this prospectus; and

•	you should read this prospectus and any prospectus supplement carefully before you invest.

      Our common stock is traded on the Nasdaq National Market under the symbol “GLFD.” On November 16, 2000, the last reported sale price of our common stock on Nasdaq was $22.25 per share.

      Investing in our common stock involves a high degree of risk.
See "Risk Factors" beginning on page 5.

      NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

      The date of this prospectus is November__, 2000.

ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement that we filed with the SEC using a “shelf” registration process. Under this shelf process, we may offer, from time to time, in one or more offerings, up to 3,500,000 shares of our common stock.

      We may sell the common stock to or through underwriters, dealers or agents or directly to purchasers. We and our agents reserve the sole right to accept and to reject in whole or in part any proposed purchase of our securities. The prospectus supplement, which we will provide to you each time we offer common stock, will provide the names of any underwriters, dealers or agents involved in the sale of the common stock, and any applicable fee, commission or discount arrangements with them. See “Plan of Distribution.”

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file at the SEC’s public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information on the public reference rooms.

      The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to these documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below (and any amendments thereto) and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the offering of our common stock under this registration statement is completed or withdrawn:

•	Annual Report on Form 10-K for the fiscal year ended December 31, 1999;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000;

•	Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2000;

•	Current Reports on Form 8-K filed June 14 and August 8, 2000;

•	The description of our common stock contained in Form 8-A filed on March 25, 1994, including any amendments or reports filed to update such information.

      To obtain a copy of these filings at no cost, you may write or telephone us at the following address:

Corporate Secretary Guilford Pharmaceuticals Inc. 6611 Tributary Street Baltimore, MD 21224 (410) 631-6300.

SUMMARY

      This summary contains a general summary of the information contained in this Prospectus. It may not include all the information that is important to you. You should read the entire Prospectus, the Prospectus Supplement delivered with the Prospectus, and the documents incorporated by reference before making an investment decision.

THE COMPANY

      Guilford Pharmaceuticals Inc. is a biopharmaceutical company engaged in the development and commercialization of novel products in two principal areas: (1) targeted and controlled drug delivery systems using proprietary biodegradable polymers for the treatment of cancer and other diseases; and (2) therapeutic and diagnostic products for neurological diseases and conditions. Our principal executive offices are located at 6611 Tributary Street, Baltimore, Maryland 21224, and our telephone number is (410) 631-6300.

THE OFFERING

Common stock offered hereby	Up to 3,500,000 shares

Common stock to be outstanding after the offering if all the common stock we are offering is sold	27,402,188 shares (1)

Use of proceeds	Provide additional funds for our operations and for other general corporate purposes.

Nasdaq National Market Symbol	GLFD

(1)	Based upon 23,902,188 shares outstanding on November 15, 2000, and excluding 4,355,142 shares underlying stock options and warrants outstanding as of that date.

RISK FACTORS

      An investment in our stock is very speculative and involves a high degree of risk. You should consider carefully the following important factors, as amended or modified in reports that we file subsequent to the date of this prospectus, as well as the other information contained or incorporated by reference in this registration statement before purchasing our stock.

We have a history of losses and our future profitability is uncertain.

      We may not be able to achieve or sustain significant revenues or earn a profit in the future. We founded Guilford in July 1993, and since that time, with the sole exception of 1996, we have not earned a profit in any year. Our losses result mainly from the large amount of money that we have spent on research and development. As of September 30, 2000, we had an accumulated deficit of approximately $114.1 million. We expect to have significant additional losses over the next several years.

      Most of our product candidates are in research or early stages of pre-clinical and clinical development. Except for GLIADEL®Wafer, none of our products or product candidates has been sold to the public. Up to this point in this time, nearly all of our revenues have come from:

•	payments from Aventis from the sale and distribution of GLIADEL®Wafer,

•	one-time signing fees from our corporate partners under agreements supporting the research, development and commercialization of our product candidates,

•	one-time payments from our corporate partners when we achieve regulatory or development milestones, and

•	research funding under our agreement with Amgen.

      We recently reacquired from Aventis the right to sell, market and distribute GLIADEL®Wafer so we will not receive any future payments from Aventis for GLIADEL®Wafer. We do not expect revenues from GLIADEL®Wafer to be sufficient to support all our anticipated future activities. Whether we will ever be able to generate significant revenues from GLIADEL®Wafer continues to be uncertain, especially in light of our inexperience in the sales, marketing and distribution area. In addition, we do not expect to generate revenues from the sale of our product candidates for the next several years, if ever.

      We may never recognize significant additional revenues from Amgen because of the significant risks. These risks are part of each of the following activities:

•	new product development,

•	the conduct of pre-clinical animal studies and human clinical trials,

•	applying for and obtaining regulatory approval to market and sell product candidates,

•	expanding the processes for making product candidates from the relatively small quantities and qualities needed for research and development purposes to the commercial scale manufacture needed to support marketing and sales of new products, and

•	commercialization of new products.

      We discuss these and other risks in greater detail below in this “Risk Factors” section.

      Many factors will dictate our ability to achieve sustained profitability in the future, including:

•	our ability to successfully sell, market and distribute GLIADEL®Wafer,

•	receipt of regulatory clearance to market and sell GLIADEL®Wafer for patients undergoing initial surgery for malignant glioma in the United States as well as in Europe and other countries,

•	receipt of regulatory clearance to market and sell GLIADEL®Wafer for the recurrent indication in Europe and other countries,

•	the successful development and commercialization of product candidates that result from our collaboration with Amgen, and

•	our ability to enter into additional collaborative arrangements and license agreements with other corporate partners for our product candidates and earlier stage technologies as we develop them.

      We will need to conduct substantial additional research, development and clinical trials. We will also need to receive necessary regulatory clearances both in the United States and foreign countries. We expect that these research, development and clinical trial activities, and regulatory clearances, together with future general and administrative activities, will result in significant expenses for the foreseeable future.

We depend on a single product, GLIADEL®Wafer, for revenues.

      Our short-term prospects depend to a large extent on sales of GLIADEL®Wafer, our only commercial product. We commercially launched GLIADEL®Wafer in the United States in February 1997. We currently do not know whether the product will ever gain broad market acceptance or the extent of the marketing efforts necessary to achieve broad market acceptance. If GLIADEL®Wafer fails to gain market acceptance, the revenues we receive from sales of GLIADEL®Wafer would be unlikely to increase.

      On October 23, 2000, we reacquired from Aventis the right to market, sell and distribute GLIADEL®Wafer. Until then, Aventis held exclusive worldwide (excluding Scandinavia and Japan) marketing, sales and distribution rights for GLIADEL®Wafer. Under that arrangement, Aventis paid us royalties and also made designated one-time milestone payments upon achieving specified domestic and international regulatory approvals. For example, Aventis made a $1.0 million payments to us in each of March and September 2000. After the reacquisition, Aventis is no longer obligated to make any payments to us.

      We have clearance from the FDA to market GLIADEL®Wafer in the United States for only a limited subset of patients who suffer from brain cancer. Our clearance is for those patients for whom surgical tumor removal, commonly referred to as “resection,” is called for and who have “recurrent” forms of a type of brain cancer called glioblastoma multiforme. A recurrent form of glioblastoma multiforme is one in which the cancer has returned after initial surgery to remove a brain tumor. The number of patients undergoing recurrent surgery for glioblastoma multiforme is very limited, and we believe the total number of patients on an annual basis who have glioblastoma multiforme in the United States is approximately 10,000.

      In order to expand the medical uses, commonly referred to as “indications,” for which we may market GLIADEL®Wafer, we must successfully complete additional lengthy clinical trials. Thereafter, we will have to apply to the FDA and international health regulatory authorities for clearance to market GLIADEL®Wafer for patients undergoing initial surgery for glioblastoma multiforme and potentially other types of brain cancer. We may not be able to successfully complete these clinical trials or receive the desired regulatory clearance. If GLIADEL®Wafer fails to receive regulatory clearance, that failure would limit our ability to market GLIADEL®Wafer for use in patients beyond the current narrow indication and reduces the likelihood of increasing the revenues that we receive from sales of GLIADEL®Wafer.

      In addition, we have filed for marketing clearance for the current indication for GLIADEL®Wafer in a number of foreign countries, and as of the date of this prospectus, we have received international regulatory approvals to market and sell GLIADEL®Wafer in only 21 countries, including France, Spain, Germany and the U.K. We may not be able to obtain any other international regulatory approvals for GLIADEL®Wafer. If we fail to obtain those approvals, the geographic market for GLIADEL®Wafer would remain limited, which reduces the likelihood of increasing the revenues that we receive from sales of GLIADEL®Wafer. Regardless of the number of foreign regulatory approvals that we have received, international sales to date comprise a small percentage of total sales of GLIADEL®Wafer.

      GLIADEL®Wafer is also a very fragile product and can easily break into many pieces if it is not handled with great care. Product recalls due to excessive breakage of the GLIADEL®Wafers or for other reasons could also have a negative effect on our business, financial condition and results of operations.

We have never marketed or sold our products directly before and we may not be successful in our efforts to market, sell and distribute GLIADEL®Wafer. Additionally, we expect to incur significant expense in marketing, selling and distributing GLIADEL®Wafer.

      We currently do not have a sales force, and we have no experience in marketing or selling a product. From GLIADEL® Wafer’s commercial launch until December 31, 2000, Aventis marketed, sold and distributed GLIADEL®Wafer. Our recent reacquisition of the right to market, sell and distribute GLIADEL®Wafer marks an important change in our business. We currently do not have, and have never had, direct sales capability. We have also never engaged in significant marketing efforts. Our limited experience in developing, maintaining and expanding a direct specialty sales force may restrict our success in selling GLIADEL®Wafer.

      Alternatively, we may contract with third parties for the sale, marketing and distribution of GLIADEL®Wafer. We recently entered into an agreement with Cardinal to hire and train sales representatives to market and sell GLIADEL®Wafer.

Our operating results are likely to fluctuate from quarter to quarter, which could cause the price of our common stock to decline.

      Our revenues and expenses have fluctuated significantly in the past. This fluctuation has in turn caused our operating results to vary significantly from quarter to quarter and year to year. We expect the fluctuations in our revenues and expenses to continue and thus our operating results should also continue to vary significantly. These fluctuations are due to a variety of factors, including:

•	the timing and amount of sales of GLIADEL®Wafer,

•	the timing and realization of milestone and other payments from our corporate partners

•	the timing and amount of expenses relating to our research and development, product development, and manufacturing activities, and

•	the extent and timing of costs related to our activities to obtain patents on our inventions and to extend, enforce and/or defend our patent and other rights to our intellectual property.

      Because of these fluctuations, it is possible that our operating results for a particular quarter or quarters will not meet the expectations of public market analysts and investors, causing the market price of our common stock to decline. We believe that period-to-period comparisons of our operating results are not a good indication of our future performance and you should not rely on those comparisons to predict our future operating or share price performance.

The market price of our stock may be negatively affected by market volatility.

      The market price of our stock has been and is likely to continue to be highly volatile. Furthermore, the stock market generally and the market for stocks of companies with lower market capitalizations and small biotechnology companies, like us, have from time to time experienced and likely will again experience significant price and volume fluctuations that are unrelated to the operating performance of a particular company.

      From time to time, stock market professionals publish research reports covering our business and our future prospects. For a number of factors, we may be unable to meet the expectations of securities analysts or investors and our stock price may decline. These factors include:

•	announcements by us or our competitors of clinical results, technological innovations, product sales, new products or product candidates,

•	developments or disputes concerning patent or proprietary rights,

•	regulatory developments affecting our products,

•	period-to-period fluctuations in the results of our operations, and

•	market conditions for emerging growth companies and biopharmaceutical companies.

•	revenues received from GLIADEL® Wafer

•	expenditures of Guilford

      In the past, following periods of volatility in the market price of the securities of companies in our industry, securities class action litigation has often been instituted against those companies. If we face such litigation in the future, it would result in substantial costs and a diversion of management’s attention and resources, which would negatively impact our business.

Our collaboration with Amgen may be a significant source of future revenue for us. The success of this collaboration depends on a number of factors, most of which are outside of our control.

      The achievement of the milestones that trigger payments by Amgen to us depend on a number of factors. We do not control many of these factors, including:

•	the selection of one or more appropriate lead compounds,

•	successful design and completion of pre-clinical and clinical development activities,

•	application for and obtaining regulatory clearances to market potential products,

•	commercialization of products, and

•	the successful preservation and extension of the patent and other intellectual property rights licensed to Amgen.

      Moreover, under the terms of our collaboration with Amgen, we have no control over the development activities regarding the FKBP neuroimmunophilin ligand technology, which are within the sole discretion of Amgen. Our agreement with Amgen also does not specify a binding timetable for achieving development and commercialization goals with respect to the FKBP neuroimmunophilin ligand technology. Even if Amgen determines to conduct clinical trials on a product candidate resulting from our collaboration, Amgen still may not be able successfully to complete those clinical trials and then receive clearance from the FDA or foreign regulatory authorities to market and sell any such products.

      The FKBP neuroimmunophilin ligand technology we have licensed to Amgen represents a new approach to the treatment of certain types of neurological and other diseases and conditions. We and Amgen have very limited experience in taking the kinds of compounds likely to result from our work and formulating them into final drug products appropriate for sale to the public. In addition, both of us have limited experience with the transition of these compounds from the quantity and quality needed to support research and development efforts to the quantities needed to support commercial scale distribution. Also, both we and Amgen have limited experience with the manufacture of compounds of this type for commercial sale. Amgen may not be successful in scaling-up and manufacturing adequate quantities needed for commercial sale. For a more complete description of the kinds of risks associated with product manufacture, you should read the section entitled “We have limited manufacturing capabilities” below.

      Even if Amgen is able to obtain all regulatory approvals necessary to market a product resulting from our collaboration, our agreement does not specify any minimum sales requirements for Amgen. Thus, any royalty amounts that Amgen pays us in the future will depend entirely on the sales and marketing efforts of Amgen, an activity over which we will have no control. In addition, our agreement with Amgen does not prevent Amgen from pursuing technologies for product candidates that compete with the FKBP neuroimmunophilin ligand technology in the future.

Our manufacturing capabilities are limited by the size of our facilities, our inexperience manufacturing large quantities of product and the potential inability to locate a third party manufacturer for our product candidates.

      To commercialize GLIADEL®Wafer, we must be able to manufacture this product in sufficient quantities, in compliance with regulatory requirements, and at acceptable costs. We manufacture GLIADEL®Wafer at our two manufacturing facilities in Baltimore, Maryland, which consist of production laboratories and redundant cleanrooms. We estimate that the facilities currently have the capacity to manufacture approximately 8,000 GLIADEL®Wafer treatments per year.

      We have manufactured only limited quantities of GLIADEL®Wafer in our facilities. We cannot be sure that we will be able to continue to satisfy applicable regulatory standards, including FDA requirements, and other requirements relating to the manufacture of GLIADEL®Wafer in the facilities.

      We also face risks inherent in the operation of a facility for manufacture of GLIADEL®Wafer. These risks include:

•	unforeseen plant shutdowns due to personnel, equipment or other factors, and

•	the possible inability of the facilities to produce GLIADEL®Wafer in quantities sufficient to meet demand.

      Any delay in the manufacture of GLIADEL®Wafer could result in delays in product shipment. Delays in product shipment would have a negative effect on our business and operating results.

      Currently, we have no manufacturing capabilities for any of our product candidates. Consequently, in order to complete the commercialization process of any of our product candidates, we must either acquire, build or expand our internal manufacturing capabilities or rely on third parties to manufacture these product candidates. We cannot be sure that we or our corporate partners, including Amgen, will be able to (1) acquire, build or expand facilities that will meet quality, quantity and timing requirements or (2) enter into manufacturing contracts with others on acceptable terms. If we or our corporate partners are unable, to accomplish these tasks, it would impede our efforts to bring our product candidates to market, which would adversely affect our business. Moreover, if we decide to manufacture one or more of our product candidates ourselves, we would incur substantial start-up expenses and need to expand our facilities and hire additional personnel.

      Third-party manufacturers must also comply with FDA, Drug Enforcement Administration, and other regulatory requirements for their facilities. In addition, manufacture of product candidates on a limited basis for investigational use in animal studies or human clinical trials does not guarantee that large-scale, commercial production is viable. Small changes in methods of manufacture can affect the safety, efficacy, controlled release or other characteristics of a product. Changes in methods of manufacture, including commercial scale-up, can, among other things, require the performance of new clinical studies.

Revenues from our products, specifically GLIADEL®Wafer, depend in part on reimbursement from health care payors, which is uncertain.

      The continuing efforts of government and insurance companies, health maintenance organizations and other payors of health care costs to contain or reduce costs of health care may affect our future revenues and profitability. These efforts may also affect the future revenues and profitability of our potential customers, suppliers and collaborative partners, in turn affecting demand for our products. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to government control. In the United States, given recent federal and state government initiatives directed at lowering the total cost of health care, the U.S. Congress and state legislatures will likely continue to focus on health care reform, the cost of prescription pharmaceuticals and on the reform of the Medicare and Medicaid systems. While we cannot predict whether any such legislative or regulatory proposals will be adopted, the announcement or adoption of such proposals could have a negative effect on our business and operating results.

      Our ability to commercialize our products successfully will depend in part on the extent to which private health insurers, organizations such as HMOs and governmental authorities can obtain appropriate reimbursement levels for the cost of our products and related treatment. Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed health care in the United States and the concurrent growth of organizations such as HMOs, which could control or significantly influence the purchase of health care services and products, as well as legislative proposals to reform health care or reduce government insurance programs, may all result in lower prices for or rejection of our products. The cost containment measures that health care payors and providers are instituting and the effect of any health care reform could materially and adversely affect our ability to operate profitably.

      Furthermore, even if reimbursement is available, we cannot be sure that it will be available at price levels sufficient to realize an appropriate return on our investment in GLIADEL®Wafer or our other product candidates.

We face technological uncertainties in connection with the research, development and commercialization of new products.

      The research, development and commercialization of pharmaceutical drugs inherently involve significant risk. Before we or our corporate partners can be in a position to market, distribute and sell a new product, each of us will have to:

•	expend substantial capital and effort to develop our product candidates further, which includes conducting extensive and expensive pre-clinical animal studies and human clinical trials,

•	apply for and obtain regulatory approval to market and sell such product candidates, and

•	conduct other costly activities related to preparation for product launch, among many other activities.

      In some of our research programs, we are using compounds that we consider to be “prototype” compounds in the research phase of our work. By prototype compounds we mean compounds that we are using primarily to establish that a relevant scientific mechanism of biological or chemical action could have commercial application in diagnosing, treating or preventing disease. We generally do not consider our prototype compounds to be lead compounds acceptable for further development into a product(s) because of factors that render them unsuitable as drug candidates. These factors include the ability for the compound to be metabolized, absorbed, distributed and excreted from the body. In order to develop commercial products, we will need to conduct research using other compounds that share the key aspects of the prototype compounds but do not have the unsuitable characteristics. This may not always be possible.

      In addition, our product candidates are subject to the risks of failure inherent in the development of products based on new and unproved technologies. These risks include the possibility that:

•	our new approaches will not result in any products that gain market acceptance,

•	a product candidate will prove to be unsafe or ineffective, or will otherwise fail to receive and maintain regulatory clearances necessary for marketing,

•	a product, even if found to be safe and effective, could still be difficult to manufacture on the large scale necessary for commercialization or otherwise not be economical to market,

•	a product will unfavorably interact with other types of commonly used medications, thus restricting the circumstances in which it may be used,

•	proprietary rights of third parties will preclude us from manufacturing or marketing a new product, or

•	third parties will market superior or more cost-effective products.

      As a result, our activities, either directly or through corporate partners, may not result in any commercially viable products.

We depend on collaborations with third parties for the development and commercialization of our products.

      Our resources are limited, particularly because we are developing our technologies for a variety of different diseases. Our business strategy requires that we enter into various arrangements with:

•	corporate partners, such as Amgen,

•	academic investigators at universities, such as Johns Hopkins and others,

•	licensors of technologies, such as Johns Hopkins, Massachusetts Institute of Technology and RTI,

•	licensees of our technologies, such as Daiichi Radioisotope Laboratories, Ltd. and others.

Our success depends in large part upon the efforts of our third party collaborators.

      Our business strategy includes finding larger pharmaceutical companies to collaborate with us to support the research, development and commercialization of our product candidates. In trying to attract corporate partners to collaborate with us in the research, development and commercialization process, we face serious competition from other small biopharmaceutical companies and even the in-house research and development staffs of the larger pharmaceutical companies themselves. If we are unable to enter into such arrangements with corporate partners, our ability to proceed with the research, development, manufacture or sale of product candidates may be severely limited. For example, we are actively seeking corporate partners to assist in the development of DOPASCAN®Injection as well as our NAALADase and PARP inhibitor neuroprotective drug programs, but we may not find suitable corporate partners for these programs. It is common in many corporate partnerships in our industry for the larger partner to have responsibility for conducting pre-clinical studies and human clinical trials and/or preparing and submitting applications for regulatory approval of potential pharmaceutical or other products. That is the case with our collaboration with Amgen. It is possible that this will also be the case with future arrangements into which we may enter. If one of our collaborative partners fails to develop or commercialize successfully any of our product candidates, we would not be able to remedy this failure would and the failure could negatively affect our business.

      Furthermore, larger pharmaceutical companies often explore multiple technologies and products for the same medical conditions. Therefore, they are likely to enter into collaborations with our competitors for products addressing the same medical conditions targeted by our technologies. Thus our collaborators, including Amgen, may pursue alternative technologies or product candidates in order to develop treatments for the diseases or disorders targeted by our collaborative arrangements. Our collaborators may pursue these alternatives either on their own or in collaboration with others, including our competitors. Depending on how other product candidates advance, a corporate partner may slow down or abandon its work on our product candidates or terminate its collaborative arrangement with us in order to focus on these other prospects.

We may be unable to obtain the additional capital needed to operate and grow our business.

      We will require substantial funds in order to cover the costs of setting up a commercial operations function to take over the commercialization of GLIADEL®Wafer from Aventis, continue our research and development programs and pre-clinical and clinical testing, and to manufacture and market our products. We may be unable to obtain any future funds that we may require on acceptable terms, or at all. Under our operating lease with a trust affiliated with First Union National Bank for our new research and development facility, we are required to hold, in the aggregate, unrestricted cash, cash equivalents and investments of $40 million at all times during the term of the lease. In addition, we are required to maintain specified amounts of cash, $19.1 million restricted at December 31, 1999, as collateral at First Union under this arrangement and other loan agreements with First Union. These requirements may limit our ability to access our capital in the future.

      Our capital requirements depend on numerous factors, including:

•	the progress of our research and development programs,

•	the progress of pre-clinical and clinical testing,

•	the time and costs involved in obtaining regulatory approvals,

•	the cost of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights,

•	competing technological and market developments,

•	changes in our existing research relationships with universities and others,

•	our ability to establish collaborative arrangements with large pharmaceutical companies and others,

•	the requirements and timing of entering into technology licensing agreements and other similar arrangements, and

•	the progress of efforts to scale-up manufacturing processes.

      We may use our existing resources before we may otherwise expect because of changes in our research and development and commercialization plans or other factors affecting our operating expenses or capital expenditures, including potential acquisitions of other businesses, assets or technologies.

      Our ability to raise future capital on acceptable terms depends on conditions in the public and private equity markets and our performance, as well as the overall performance of other companies in the biopharmaceutical and biotechnology sectors.

We may be unable to protect our proprietary rights, permitting competitors to duplicate our products and services.

      Any success that we have will depend in large part on our ability to:

•	obtain, maintain and enforce intellectual property protection for our products and processes,

•	license rights to patents from third parties,

•	maintain trade secret protection, and

•	operate without infringing upon the proprietary rights of others.

      Intellectual property for our technologies and products will be a crucial factor in our ability to develop and commercialize our products. Large pharmaceutical companies consider a strong patent estate critical when they evaluate whether to enter into a collaborative arrangement to support the research, development and commercialization of a technology. Without the prospect of reasonable intellectual property protection, it would be difficult for a corporate partner to justify the time and money that is necessary to complete the development of a product.

      The rules and criteria for receiving and enforcing a patent for pharmaceutical and biotechnological inventions are in flux and are unclear in many respects. The range of protection given these types of patents is uncertain, and a number of our product candidates are subject to this uncertainty.

      Many others, including companies, universities and other research organizations, work in the areas of our business, and we cannot be sure that the claims contained in our issued patents will be interpreted as broadly as we would like in light of the inventions of these other parties. In addition, we cannot be sure that the claims set forth in our pending patent applications will issue in the form submitted. These claims may be narrowed or stricken, and the applications may not ever ultimately result in valid and enforceable patents. Thus, we cannot be sure that our patents and patent applications will adequately protect our product candidates.

      We are aware of at least one company, which has asserted publicly that it has submitted patent applications claiming the use of certain of its immunosuppressive compounds and multidrug resistance compounds for nerve growth applications. That company has also stated that it has issued U.S. patents and pending U.S. applications that it states claim compounds that are useful in nerve growth applications. We cannot give any assurance as to the ability of our patents and patent applications to adequately protect our neurotrophic product candidates. Also, our neurotrophic product candidates may infringe or be dominated by patents that have issued or may issue in the future to third parties.

      In order to protect our intellectual property position with respect to our neuroimmunophilin ligands, we filed an opposition in 1998 in an effort to prevent the final issuance of a European patent to the company we discuss in the above paragraph. While we do not believe the claims of this European patent are valid, any final issuance could result in future litigation if this company were to allege that we infringed the claims of this patent in Europe.

      Furthermore, any or all of the patent applications assigned or licensed to us from third parties may not be granted. We may not develop additional products or processes that are patentable. Any patents issued to us, or licensed by us, may not provide us with any competitive advantages or adequate protection for our products. Others may successfully challenge, circumvent or invalidate any of our existing or future patents or intellectual property.

      Our policy is to control the disclosure and use of our know-how and trade secrets by entering into confidentiality agreements with our employees, consultants and third parties. There is a risk, however, that:

•	these parties will not honor our confidentiality agreements,

•	others will independently develop equivalent or competing technology,

•	disputes will arise concerning the ownership of intellectual property or the applicability of confidentiality obligations, or

•	disclosure of our trade secrets will occur regardless of these contractual protections.

      In our business, we often work with consultants and research collaborators at universities and other research organizations. To the extent that any of these consultants or research collaborators uses intellectual property owned by others as part of their work with us, disputes may arise between us and these other parties as to which one of us has the rights to intellectual property related to or resulting from the work done.

      We support and collaborate in research conducted in universities, such as Johns Hopkins, and in governmental research organizations, such as the National Institutes of Health. We may not be able to acquire exclusive rights to the inventions or technical information that result from work performed by university personnel or at these organizations. Also, disputes may arise as to which party should have rights in research programs that we conduct on our own or in collaboration with others that are derived from or related to the work performed at the university or governmental research organization. In addition, in the event of a contractual breach by us, some of our collaborative research contracts provide that we must return the technology rights, including any patents or patent applications, to the contracting university or governmental research organization.

      Questions of infringement of intellectual property rights, including patent rights, may involve highly technical and subjective analyses. Some or all of our existing or future products or technologies may now or in the future infringe the rights of other parties. These other parties might initiate legal action against us to enforce their claims, and our defense of the claims might not be successful.

      We may incur substantial costs if we must defend against charges of infringement of patent or proprietary rights of third parties. We may also incur substantial costs if we find it necessary to protect our own patent or proprietary rights by bringing suit against third parties, including suits involving our neurotrophic product candidates. We could also lose rights to develop or market products or be required to pay monetary damages or royalties to license proprietary rights from third parties. In response to actual or threatened litigation, we may seek licenses from third parties or attempt to redesign our products or processes to avoid infringement. We may not be able to obtain licenses on acceptable terms, or at all, or successfully redesign our products or processes.

      In addition to the risk that we could be a party to patent infringement litigation, the U.S. Patent and Trademark Office, or its foreign counterparts, could require us to participate in patent interference proceedings that it declares. These proceedings are often expensive and time-consuming, even if we were to prevail in such a proceeding. We may also be forced to initiate legal proceedings to protect our patent position or other proprietary rights. These proceedings typically are costly, protracted, and offer no assurance of success.

      Under our collaboration, Amgen is responsible for preparing, filing, prosecuting, maintaining and defending patent applications and patents relating to the FKBP neuroimmunophilin ligand technology. We cannot be sure that Amgen will pursue these activities in the same manner or as vigorously as we would if we had that responsibility. Furthermore, Amgen has the option to take the lead in bringing actions to enforce patent rights relating to the FKBP neuroimmunophilin ligand technology and to defend against third party infringement suits regarding that technology. While Amgen and Guilford have agreed to consult with each other on such matters, in the event of disagreement, Amgen’s decisions will control.

We rely on licensed intellectual property for GLIADEL®Wafer and our other product candidates.

      We have licensed intellectual property, including patents, patent applications and know-how, from universities and others, including intellectual property underlying GLIADEL®Wafer, DOPASCAN®Injection and the neuroimmunophilin ligand technology. Some of our product development programs depend on our ability to maintain rights under these licenses. Under the terms of our license agreements, we are generally obligated to:

•	exercise diligence in the research and development of these technologies,

•	achieve specified development and regulatory milestones,

•	expend minimum amounts of resources in bringing potential products to market,

•	make specified royalty and milestone payments to the party from which we have licensed the technology, and

•	reimburse patent costs to these parties.

      In addition, these license agreements require us to abide by record-keeping and periodic reporting obligations. Each licensor has the power to terminate its agreement if we fail to meet our obligations under that license. We may not be able to meet our obligations under these license agreements, which could deprive us of access to key technology. Furthermore, these obligations may conflict with our obligations under other agreements that we have.

      If we default under any of these license agreements, we may lose our right to market and sell any products based on the licensed technology. Losing our marketing and sales rights would have a significant negative effect on our business, financial condition and results of operations. Our license agreements require that we pay a royalty on sales of GLIADEL®Wafer to the university that licensed us the technology underlying that product. In addition, we will have to pay milestone and/or royalty payments in connection with the successful development and commercialization of DOPASCAN®Injection and any products that result from the NIL and PARP technologies.

      In the future, to support our product development efforts, we may need research materials or scientific information that researchers at universities or other organizations generate. We may not be able to obtain this scientific information or research materials in a timely manner or at all.

We depend on a single source of supply for several of our key product components.

      Currently, we can only purchase some of the key components for GLIADEL®Wafer and our product candidates from single source suppliers. These vendors are subject to many strict regulatory requirements regarding the supply of these components. We cannot be sure that these suppliers will comply, or have complied, with applicable regulatory requirements or that they will otherwise continue to supply us with the key components we require. If suppliers are unable or refuse to supply us, or will supply us only at a prohibitive cost, we may not be able to access additional sources at acceptable prices, on a timely basis, if ever.

      The current formulation of GLIADEL®Wafer utilizes the chemotherapeutic agent BCNU, which is also known as “carmustine.” Currently we have the option to procure BCNU from only two sources in the United States, and we are not aware of any supplier outside of the United States. We currently obtain BCNU from one of these two U.S. suppliers on a purchase order basis and not through any long-term supply agreement. If we fail to receive key supplies necessary for the manufacture of GLIADEL on a timely basis at a reasonable cost, delays in product shipment could result. Delays of this type would have a negative effect on our business.

      The manufacture of DOPASCAN®Injection requires that a precursor compound be labeled with a radioactive isotope of iodine, known as Iodine-123, to form the final product. Only a limited number of companies worldwide are capable of performing the necessary “radioiodination” of the precursor and distribution of the final product. Currently, we do not have any arrangement for the manufacture and supply of DOPASCAN®Injection nor do we have the internal capability to manufacture DOPASCAN®Injection ourselves. Consequently, we will not be in a position to commence Phase III or other clinical trials for DOPASCAN®Injection until we locate a qualified supplier.

      We have assessed the companies that we believe are currently capable of manufacturing a product like DOPASCAN®Injection. Based on this assessment, we believe a significant risk exists that we may not be able to find a manufacturer who can meet the quality and cost requirements required to conduct the Phase III clinical trials that will be necessary to support application to the FDA for regulatory approval. Our inability to contract with a suitable manufacturer for the clinical and commercial supply of DOPASCAN®Injection on acceptable terms would prevent us from developing this product candidate further.

The U.S. Government holds rights which may permit it to license to third parties technology we currently hold the exclusive right to use.

      The U.S. government holds rights that govern aspects of specific technologies licensed to us by third party licensors. These government rights in inventions conceived or reduced to practice under a government-funded program may include a non-exclusive, royalty-free, worldwide license for the government to practice or have practiced resulting inventions for any governmental purpose. In addition, the U.S. government has the right to grant to others licenses that may be exclusive under any of these inventions if the government determines that:

•	adequate steps have not been taken to commercialize such inventions,

•	the grant is necessary to meet public health or safety needs, or

•	the grant is necessary to meet requirements for public use under federal regulations.

      The U.S. government also has the right to take title to a subject invention if we fail to disclose the invention, and may elect to take title within specified time limits. The U.S. government may acquire title in any country in which we do not file a patent application within specified time limits.

      Federal law requires any licensor of an invention partially funded by the federal government to obtain a commitment from any exclusive licensee, such as us, to manufacture products using the invention substantially in the United States. Further, these rights include the right of the government to use and disclose technical data relating to licensed technology that was developed in whole or in part at government expense. Our principal technology license agreements contain provisions recognizing these rights.

      We have entered into a contract with the U.S. Army, funded by the Office of National Drug Control Policy, to provide financial support for research being conducted by us on a potential cocaine inhibitor. That contract permits the U.S. government to obtain unlimited rights to data developed in the course of our performance if we do not use the data within five years after termination of the contract to conduct further laboratory investigation and/or clinical trials aimed at developing a commercial product to combat drug abuse.

Pre-clinical and clinical trial results for our products may not be favorable.

      In order to obtain regulatory approval for the commercial sale of any of our product candidates, we must conduct both pre-clinical studies and human clinical trials. These studies and trials must demonstrate that the product is safe and effective for the clinical use for which we are seeking approval. Together with Aventis, we commenced a Phase III clinical trial for GLIADEL in December 1997 in patients undergoing initial surgery for the brain cancer malignant glioma. The results of this or other clinical trials we may conduct in the future may not be successful. Adverse results from this or any future trial would have a negative effect on our business.

      We also face the risk that we will not be permitted to undertake or continue clinical trials for any of our product candidates in the future. Even if we are able to conduct such trials, we may not be able to demonstrate satisfactorily that the products are safe and effective and thus qualify for the regulatory approvals needed to market and sell them. Results from pre-clinical studies and early clinical trials are often not accurate indicators of results of later-stage clinical trials that involve larger human populations.

We are subject to extensive governmental regulation, which may change and harm our business.

      Our research, pre-clinical development and clinical trials, and the manufacturing and marketing of our product candidates, are subject to extensive regulation by numerous governmental authorities in the United States and other countries, including the FDA and the DEA. Controlled drugs such as GLIADEL®Wafer and radiolabeled drugs such as DOPASCAN are subject to additional requirements. Except for GLIADEL®Wafer, none of our product candidates has received marketing clearance from the FDA. In addition, none of our product candidates has received clearance from any foreign regulatory authority for commercial sale, except for GLIADEL®Wafer, which has received marketing clearance in a limited number of foreign countries.

      As a condition to approval of our product candidates under development, the FDA could require additional pre-clinical, clinical or other studies. Any requirement that we perform additional pre-clinical, clinical or other studies, or purchase clinical or other data from other companies could delay, or increase the expense of, approval of our product candidates, which could have a negative effect on our business.

      In order to obtain FDA approval of a new drug product for a specific clinical use, we must demonstrate to the satisfaction of the FDA that the product is safe and effective for its intended use. We must also demonstrate that the product is capable of being manufactured in accordance with applicable regulatory standards. Significant risks exist that:

•	we will not be able to satisfy the FDA’s requirements with respect to any of our drug product candidates or with respect to the proposed expanded labeling for GLIADEL®Wafer for patients undergoing initial surgery for malignant glioma, or

•	even if the FDA does approve our product candidates or expanded labeling, the FDA will approve less than the full scope of uses or labeling that we seek.

      Failure to obtain regulatory drug approvals on a timely basis could have a material adverse effect on our business.

      Even if we are able to obtain necessary FDA approval, the FDA may nevertheless require post-marketing testing and surveillance to monitor the approved product and continued compliance with regulatory requirements. The FDA may withdraw product approvals if we or our corporate partners do not maintain compliance with regulatory requirements. The FDA may also withdraw product approvals if problems concerning safety or efficacy of the product occur following approval.

      The process of obtaining FDA and other required approvals or licenses and of meeting other regulatory requirements to test and market drugs, including controlled substances and radiolabeled drugs, is rigorous and lengthy. We have expended, and will continue to expend, substantial resources. We will need to conduct clinical trials and other studies on all of our product candidates before we are in a position to file a new drug application for marketing and sales approval. Unsatisfactory clinical trial results and other delays in obtaining regulatory approvals or licenses would prevent the marketing of the products we are developing. Until we receive the necessary approvals or licenses and meet other regulatory requirements, we will not receive revenues or royalties related to product sales.

      In addition to the requirements for product approval, before a pharmaceutical product may be marketed and sold in some foreign countries, the proposed pricing for the product must be approved as well. Products may be subject to price controls or limits on reimbursement. The requirements governing product pricing and reimbursement vary widely from country to country and can be implemented disparately at the national level. We cannot guarantee that any country which has price controls or reimbursement limitations for pharmaceuticals will allow favorable reimbursement and pricing arrangements for our products or those of our corporate partners.

      Where applicable, we hope to capitalize on current FDA regulations and the new provisions of the FDA Modernization Act of 1997. These regulations or provisions permit “fast track”, expedited or accelerated approval or more limited “treatment use” of, and cost recovery for, certain experimental drugs under limited circumstances. The fast track and treatment provisions, and FDA’s accelerated, expedited and treatment regulations apply generally only to:

•	drug products intended to treat severely debilitating or serious or life-threatening diseases, and

•	drug products that provide meaningful therapeutic benefit to patients over existing treatments, that potentially address an unmet medical need, or that are for diseases for which no satisfactory or comparable therapy exists.

      The FDA Modernization Act contains provisions patterned after the accelerated approval regulations and other provisions pertaining to expanded access, i.e., treatment uses. Since some of the new statutory provisions and current FDA regulations are different from one another, we are uncertain as to how they will apply, if at all, to our drug candidates. Our drug candidates may not qualify for fast track, accelerated or expedited approvals or for treatment use and cost recovery.

      Because controlled drug products and radiolabeled drugs are subject to special regulations in addition to those applicable to other drugs, the DEA and the Nuclear Regulatory Commission may regulate some of our products and product candidates, including DOPASCAN®Injection, as controlled substances and as radiolabeled drugs. The NRC licenses persons who use nuclear materials and establishes standards for radiological health and safety. The DEA is responsible for the manufacture, distribution and dispensing of controlled substances, including the equipment and raw materials used in their manufacture and packaging in order to prevent such articles from being diverted into illicit channels of commerce. Registration is required and other activities involving controlled substances are subject to a variety of record keeping and security requirements, and to permits and authorizations and other requirements. States often have requirements for controlled substances as well. The DEA grants certain exceptions from the requirements for permits and authorizations to export or import materials related to or involving controlled substances. Our potential future inability to obtain exceptions from the DEA for shipment abroad or other activities could have a negative effect on us.

      We have obtained registrations for our facilities from the DEA. We have also obtained exceptions from the DEA with respect to various of our activities involving DOPASCAN®Injection, including the shipment of specified quantities of a precursor of this product candidate to an overseas collaborative partner. However, we cannot be sure that these exceptions will be sufficient to cover our future activities or that the DEA will not revoke the exceptions. We also cannot be sure that we will be able to meet the other requirements to test, manufacture and market controlled substances or radiolabeled drugs, or that we will be able to obtain additional necessary approvals, permits, authorizations, registrations or licenses to meet state, federal and international regulatory requirements to manufacture and distribute these products. The FDA Modernization Act required the FDA to issue and finalize within one and one-half years regulations governing the approval of radiolabeled drugs. The FDA issued final regulations in May 1999. These cover general factors relevant to safety and effectiveness, possible indications for radiopharmaceuticals, and the evaluation criteria for safety and effectiveness. We do not know and cannot predict how these and other provisions may affect the potential for approval of DOPASCAN®Injection.

Our competitors are pursuing alternative approaches to the same issues we are working on. Our products use novel alternative technologies and therapeutic approaches which have not been widely studied.

      Many of our product development efforts focus on novel alternative therapeutic approaches and new technologies that have not been widely studied. Applications for these approaches and technologies include, among other things, the treatment of brain cancer, the diagnosis and monitoring of Parkinson’s disease, the promotion of nerve growth and the prevention of neuronal damage. These approaches and technologies may not be successful. We are applying these approaches and technologies in our attempt to discover new treatments for conditions that are also the subject of research and development efforts of many other companies. Our competitors may succeed in developing technologies or products that are more effective or economical than those we are developing. Rapid technological change or developments by others may result in our technology or product candidates becoming obsolete or noncompetitive.

Our business is dependent on our ability to keep pace with the latest technological changes.

      The technological areas in which we work continue to evolve at a rapid pace. Our future success depends upon maintaining our ability to compete in the research, development and commercialization of products and technologies in our areas of focus. Competition from pharmaceutical, chemical and biotechnology companies, universities and research institutions is intense and expected to increase. Many of these competitors have substantially greater research and development capabilities and experience and manufacturing, marketing, financial and managerial resources than we do.

      Acquisitions of competing companies by large pharmaceutical companies or other companies could enhance the financial, marketing and other resources available to these competitors. These competitors may develop products that are superior to those we are developing. We are aware of the development by other companies and research scientists of alternative approaches to:

•	the treatment of malignant glioma,

•	the diagnosis of Parkinson’s disease,

•	the promotion of nerve growth and repair,

•	the treatment and prevention of neuronal damage, and

•	the treatment of cocaine addiction.

      Our competitors may develop products that render our products or technologies noncompetitive or obsolete. In addition, we may not be able to keep pace with technological developments.

      Our products must compete with others to gain market acceptance.

      Any product candidate that we develop and for which we gain regulatory approval, including GLIADEL®Wafer, must then compete for market acceptance and market share. An important factor will be the timing of market introduction of competitive products. Accordingly, the relative speed with which we and competing companies can develop products, complete the clinical testing and approval processes, and supply commercial quantities of the products to the market will be an important element of market success.

      Significant competitive factors include:

•	capabilities of our collaborators,

•	product efficacy and safety,

•	timing and scope of regulatory approval,

•	product availability,

•	marketing and sale capabilities,

•	reimbursement coverage from insurance companies and others,

•	the amount of clinical benefit of our product candidates relative to their cost,

•	the method of administering a product,

•	price, and

•	patent protection.

      Our competitors may develop more effective or more affordable products or achieve earlier product development completion, patent protection, regulatory approval or product commercialization than we do. Our competitors’ achievement of any of these goals could have a material adverse effect on our business.

      We have limited clinical and regulatory compliance capabilities. We have limited resources in the areas of product testing and regulatory compliance. Consequently, in order to carry our products through the necessary regulatory approvals and prepare our product candidates for commercialization and marketing, we will have to:

•	expend capital to acquire and expand such capabilities,

•	reach collaborative arrangements with third parties to provide these capabilities, or

•	contract with third parties to provide these capabilities.

We are subject to risks of product liability both because of our product line and our limited insurance coverage.

      We may potentially become subject to large liability claims and significant defense costs as a result of the design, manufacture or marketing of our products, including GLIADEL®Wafer, or the conduct of clinical trials involving these products. A product liability-related claim or recall could have a negative effect on us. We currently maintain only $15 million of product liability insurance covering clinical trials and product sales. This existing coverage or any future insurance coverage we obtain may not be adequate. Furthermore, our insurance may not cover a claim made against us.

      Product liability insurance varies in cost. It can be difficult to obtain, and we may not be able to purchase it in the future on terms acceptable to us, or at all. We also may not be able to otherwise protect against potential product liability claims. If this occurs, it could prevent or inhibit the clinical development and/or commercialization of any products we are developing.

We depend on qualified personnel and consultants, especially Craig R. Smith, M.D. and Solomon H. Snyder, M.D.

      We depend heavily on the principal members of our management and scientific staff, including Craig R. Smith, M.D., our Chief Executive Officer, and Solomon H. Snyder, M.D., who is a member of our Board of Directors and a consultant to our company. Both Dr. Smith and Dr. Snyder have extensive experience in the biotechnology industry and provide us with unique access to their contacts in the scientific community. The loss of the services of either of these individuals or other members of our senior management team could have a negative effect on our business.

      We have entered into a consulting agreement with Dr. Snyder and an employment agreement with Dr. Smith, each of which provides protection for our proprietary rights. Nevertheless, either Dr. Snyder or Dr. Smith may terminate his relationship with us at any time. Accordingly, we cannot be sure that either of these individuals or any of our other employees or consultants will remain with us. In the future they may take jobs or consulting positions with our competitors. These employees or consultants may also choose to organize competing companies or ventures.

      Our planned activities will require individuals with expertise in many areas including:

•	medicinal chemistry and other research specialties,

•	pre-clinical testing,

•	clinical trial management,

•	regulatory affairs,

•	manufacturing, and

•	business development.

      These planned activities will require additional personnel, including management personnel, and will also require existing management personnel to develop added expertise. Recruiting and retaining qualified personnel, collaborators, advisors and consultants will be critical to our activities. We may not be able to attract and retain the personnel necessary for the development of our business. Furthermore, many pharmaceutical, biotechnology and health care companies and academic and other research institutions compete intensely for experienced scientists. If we are not able to hire the necessary experienced scientists or develop the necessary expertise, this inability could have a negative effect on us. In addition, we also depend on the support of our collaborators at research institutions and our consultants.

Our business involves using hazardous and radioactive materials and animal testing, all of which may result in environmental liability.

      Our research and development processes involve the controlled use of hazardous and radioactive materials. We and our collaborative partners are subject to extensive laws governing the use, manufacture, storage, handling and disposal of hazardous and radioactive materials. There is a risk of accidental contamination or injury from these materials. Also, we cannot control whether our collaborative partners comply with the governing standards. If we or our collaborative partners do not comply with the governing laws and regulations, we could face significant fines and penalties that could have a negative effect on our business, operations or finances. In addition, we and/or our collaborative partners could be held liable for damages, fines or other liabilities, which could exceed our resources.

      However, we may have to incur significant costs to comply with environmental laws and regulations in the future. In addition, future environmental laws or regulations may have a negative effect on our operations, business or assets.

      Many of the research and development efforts we sponsor involve the use of laboratory animals. Changes in laws, regulations or accepted clinical procedures may adversely affect these research and development efforts. Social pressures that would restrict the use of animals in testing or actions against us or our collaborators by groups or individuals opposed to testing using animals could also adversely affect these research and development efforts.

Effecting a change of control of Guilford would be difficult, which may discourage offers for shares of our common stock.

      Our certificate of incorporation and the Delaware General Corporation Law contain provisions that may delay or prevent an attempt by a third party to acquire control of us. These provisions include the requirements of Section 203 of the Delaware General Corporation Law. In general, Section 203 prohibits designated types of business combinations, including mergers, for a period of three years between us and any third party who owns 15% or more of our common stock. This provision does not apply if:

•	our Board of Directors approves of the transaction before the third party acquires 15% of our stock,

•	the third party acquires at least 85% of our stock at the time its ownership goes past the 15% level, or

•	our Board of Directors and two-thirds of the shares of our common stock not held by the third party vote in favor of the transaction.

      We have also adopted a stockholder rights plan intended to deter hostile or coercive attempts to acquire us. Under the plan, if any person or group acquires more than 20% of our common stock without approval of the Board of Directors under specified circumstances, our other stockholders have the right to purchase shares of our common stock, or shares of the acquiring company, at a substantial discount to the public market price. The plan thus makes an acquisition much more costly to a potential acquirer.

      Our certificate of incorporation also authorizes us to issue up to 4,700,000 shares of preferred stock in one or more different series with terms fixed by the Board of Directors. Stockholder approval is not necessary to issue preferred stock in this manner. Issuance of these shares of preferred stock could have the effect of making it more difficult for a person or group to acquire control of us. No shares of our preferred stock are currently outstanding. While our Board of Directors has no current intentions or plans to issue any preferred stock, issuance of these shares could also be used as an anti-takeover device.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

      This prospectus, any prospectus supplement and the documents we incorporate by reference contain forward-looking statements. We generally identify forward-looking statements using words like “believe,” “intend,” “expect,” “may,” “should,” “plan,” “project,” “contemplate,” “anticipate” or similar statements. We base these statements on our beliefs as well as assumptions we made using information currently available to us. Because these statements reflect our current views concerning future events, these statements involve risks, uncertainties and assumptions. These risks, uncertainties and assumptions are described in the risk factors we set forth in this prospectus as well as in the reports that we file with the SEC that are incorporated by reference in this prospectus or that may be contained in a prospectus supplement. Actual results may differ significantly from the results discussed in these forward-looking statements. We do not undertake to update our forward-looking statements or risk factors to reflect future events or circumstances.

USE OF PROCEEDS

      Unless we specify otherwise in a prospectus supplement, we intend to use the net proceeds from the sales of common stock to provide additional funds for our operations and for other general corporate purposes.

PLAN OF DISTRIBUTION

      We may sell the common stock to one or more underwriters for public offering and sale by them or may sell the common stock to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of the common stock will be named in the applicable prospectus supplement.

      We may offer and sell the common stock at a fixed price or prices, which may be changed, at prices related to the prevailing market prices at the time of sale or at negotiated prices for cash or assets in transactions that do not constitute a business combination within the meaning of Rule 145 promulgated under the Securities Act. The terms and conditions of any specific offer will be set forth in the applicable prospectus supplement. In connection with the sale of the common stock, underwriters or agents may be deemed to have received compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the common stock for whom they may act as agent. Underwriters may sell common stock to or through dealers, and such dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers from whom they may act as agent.

      Any underwriting compensation paid by us to underwriters or agents in connection with the offering of the common stock, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Underwriters, dealers and agents participating in the distribution of the common stock may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the common stock may be deemed to be underwriting discounts and commissions, under the Securities Act. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward specified civil liabilities, including liabilities under the Securities Act of 1933.

      To the extent relevant, a prospectus supplement may also contain a description of transactions that underwriters, dealers or agents may engage in during an offering for the purpose of stabilizing or maintaining the price of the common stock.

      Some of the underwriters, dealers and agents and their affiliates may engage in transactions with and perform services for us and our subsidiaries in the ordinary course of our business.

LEGAL MATTERS

      Hogan & Hartson L.L.P., Baltimore, Maryland, will provide us with opinions as to certain legal matters in connection with the common stock we are offering.

EXPERTS

      The consolidated financial statements of Guilford Pharmaceuticals Inc. and subsidiaries as of December 31, 1999 and 1998, and for each of the years in the three-year period ended December 31, 1999, have been included or incorporated by reference herein and in this registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of such firm as experts in accounting and auditing.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following table sets forth the fees and expenses in connection with the issuance and distribution of the securities being registered. Except for the SEC registration fee, all amounts are estimates.

Securities and Exchange Commission registration fee	$21,317

Transfer agent’s fees and expenses	$5,000

Printing and engraving expenses	$10,000

Legal fees and expenses	$10,000

Accounting fees and expenses	$10,000

Miscellaneous expenses	$18,683

Total	$75,000

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Under Section 145 of the General Corporation Law of the State of Delaware (the “DGCL”), a corporation may indemnify its directors, officers, employees and agents and its former directors, officers, employees and agents and those who serve, at the corporation’s request, in such capacities with another enterprise, against expenses (including attorney’s fees), as well as judgments, fines and settlements in nonderivative lawsuits, actually and reasonably incurred in connection with the defense of any action, suit or proceeding in which they or any of them were or are made parties or are threatened to be made parties by reason of their serving or having served in such capacity. The DGCL provides, however, that such person must have acted in good faith and in a manner he or she reasonably believed to be in (or not opposed to) the best interests of the corporation and, in the case of a criminal action, such person must have had no reasonable cause to believe his or her conduct was unlawful. In addition, the DGCL does not permit indemnification in an action or suit by or in the right of the corporation, where such person has been adjudged liable to the corporation, unless, and only to the extent that, a court determines that such person fairly and reasonably is entitled to indemnity for costs the court deems proper in light of liability adjudication. Indemnity is mandatory to the extent a claim, issue or matter has been successfully defended.

      Article NINTH of the Company’s Amended and Restated Certificate of Incorporation, as amended, provides that the Company will indemnify its directors and officers to the full extent permitted by law and that no director shall be liable for monetary damages to the Registrant or its stockholders for any breach of fiduciary duty, except to the extent provided by applicable law (i) for any breach of the director’s duty of loyalty to the Registrant or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL, or (iv) for any transaction from which such director derived an improper personal benefit. In addition, under indemnification agreements with its directors, the Registrant is obligated, to the fullest extent permissible by the DGCL, as it currently exists or may be amended, to indemnify and hold harmless its directors, from and against all expense, liability and loss reasonably incurred or suffered by such directors.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

      (a) Exhibits:

EXHIBIT NUMBER	EXHIBIT DESCRIPTION

1.01*	Form of Underwriting Agreement
4.01**	Stockholder Rights Agreement dated September 26, 1995.
4.02***	Form of Amendment No. 1 to Stockholder Rights Agreement.
5.01	Opinion of Hogan & Hartson L.L.P.
23.01	Consent of KPMG LLP.
23.02	Consent of Hogan & Hartson L.L.P. (included in their opinion filed as Exhibit 5.01).
24.01	Powers of Attorney (included in the Signature Page to this Registration Statement).

*	To be filed by amendment or as an exhibit to a report pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act.

**	Incorporated by reference from the Registrant’s Form 8-K filed October 10, 1995.

***	Incorporated by reference from the Registrant’s Form 8-K filed October 20, 1998.

ITEM 17. UNDERTAKINGS.

      (a) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price, set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (i) and (ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference into the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance under Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Baltimore, State of Maryland, on November 17, 2000.

Guilford Pharmaceuticals Inc.

By: /s/ CRAIG R. SMITH, M.D.

————————————

Craig R. Smith, M.D. Chairman of the Board, President and Chief Executive Officer

POWER OF ATTORNEY

      Each person whose signature appears below constitutes and appoints Craig R. Smith, M.D., Andrew R. Jordan, Thomas C. Seoh, and Michael J. Silver, and each of them, with full power of substitution and resubstitution and each with full power to act without the other, his or her true and lawful attorney-in-fact and agent, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission or any state, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them, or their, his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Date: November 17, 2000	By:	/s/ CRAIG R. SMITH, M.D.

————————————

Craig R. Smith, M.D. Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)

Date: November 17, 2000	By:	/s/ ANDREW R. JORDAN

————————————

Andrew R. Jordan Senior Vice President and Chief Financial Officer (Principal Accounting Officer)

Date: November 17, 2000	By:	/s/ GEORGE L. BUNTING, JR.

————————————

George L. Bunting, Jr. Director

Date: November 17, 2000	By:	/s/ RICHARD L. CASEY

————————————

Richard L. Casey Director

Date: November 17, 2000	By:	/s/ ELIZABETH M. GREETHAM

————————————

Elizabeth M. Greetham Director

Date: November 17, 2000	By:	/s/ JOSEPH KLEIN, III

————————————

Joseph Klein, III Director

Date: November 17, 2000	By:	/s/ RONALD M. NORDMANN

————————————

Ronald M. Nordmann Director

Date: November 17, 2000	By:	/s/ SOLOMON H. SNYDER, M.D.

————————————

Solomon H. Snyder, M.D. Director

Date: November 17, 2000	By:	/s/ W. LEIGH THOMPSON, M.D., PH.D.

————————————

W. Leigh Thompson, M.D., Ph.D. Director

EXHIBIT INDEX

      (a) Exhibits:

EXHIBIT NUMBER	EXHIBIT DESCRIPTION

1.01*	Form of Underwriting Agreement
4.01**	Stockholder Rights Agreement dated September 26, 1995.
4.02***	Form of Amendment No. 1 to Stockholder Rights Agreement.
5.01	Opinion of Hogan & Hartson L.L.P.
23.01	Consent of KPMG LLP.
23.02	Consent of Hogan & Hartson L.L.P. (included in their opinion filed as Exhibit 5.01).
24.01	Powers of Attorney (included in the Signature Page to this Registration Statement).

*	To be filed by amendment or as an exhibit to a report pursuant to Section 13(a), 13(c) or 15(d) of the Exchange Act.

**	Incorporated by reference from the Registrant’s Form 8-K filed October 10, 1995.

***	Incorporated by reference from the Registrant’s Form 8-K filed October 20, 1998.